SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

INTERALLIED GROUP, INC.
(Name of Issuer)

COMMON STOCK, $0.01 par value per share
(Title of Class of Securities)

458381100
(CUSIP Number)

Wake Forest University
Director, Office of Technology Asset Management
Wake Forest School of Medicine
Medical Center Boulevard
Winston-Salem, North Carolina 27157
(336) 716-3729

With Copies to:
James F. Verdonik, Esq.
Kilpatrick Stockton LLP
3737 Glenwood Avenue – Suite 400
Raleigh, North Carolina 27612
(919) 420-1700

August 24, 2001
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement
on Schedule 13G to report the acquisition which is the
subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(e), 13d-1(f) or
13d-1(g), check the following box   /_/.

Page 1 of 7 Pages

CUSIP No. 45838110	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wake Forest University (560532138)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) / / (b) /X/
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		/_/
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,125,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,125,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,125,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		/_/
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.52%
14	TYPE OF REPORTING PERSON OO

Wake Forest University, a North Carolina corporation (sometimes referred to herein as "University" or the "Reporting Person"), is filing this Statement on Schedule 13D (this "Schedule 13D") in connection with his beneficial ownership of the common stock, par value $0.01 per share (the "Common Stock"), of Interallied Group, Inc., a Nevada corporation (the "Company").

Item 1.          Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share, of the Company. The principal executive offices of the Company are located at 920 Main Campus Drive, Suite 400, Raleigh, North Carolina 27606.

Item 2.          Identity and Background.

(a)-(c)     This statement is being filed on behalf of Wake Forest University, a North Carolina nonprofit corporation. The University’s principal business is education. The University’s principal business and office address is Medical Center Boulevard, Winston-Salem, North Carolina 27157.

(d)-(e)     During the last five years, the University has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)     Not applicable.

Item 3.       Source and Amount of Funds or Other Consideration.

Pursuant to the Stock Exchange Agreement, dated as of August 1, 2001, between the Company and the shareholders of PTI named therein (the "Stock Exchange Agreement"), a copy of which is attached hereto as Exhibit 2.1 and which is incorporated herein by reference, on August 24, 2001, the Reporting Person acquired from the Company 1,125,000 shares of Common Stock in exchange for 562,500 shares of common stock of PTI.

Item 4.        Purpose of Transaction.

The Reporting Person’s purpose in acquiring the shares of Common Stock reported in item 5(a) hereof is for investment. The Reporting Person may purchase additional shares of Common Stock from time to time, either in the open market or in privately negotiated transactions. Any decision of the Reporting Person to increase or decrease its holdings in Common Stock will depend, however, on numerous factors, including, without limitation, the price per share of the Common Stock, the terms and conditions related to the purchase and sale, the prospects and profitability of the Company, other business and investment alternatives of the Reporting Person and general economic and market conditions. At any time, the Reporting Person may determine to dispose of some or all of its holdings of Common Stock depending on those and other considerations.

Page 3 of 7 Pages

Except as may be set forth above, the University has no plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company; (iii) a sale or transfer of a material amount of assets of the Company; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company’s business or corporate structure; (vii) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

Item 5.       Interest in Securities of the Issuer.

(a)       The aggregate number of shares of Common Stock to which this Schedule 13D relates is 1,125,000 shares, representing 11.52% of the 9,768,951 outstanding shares of Common Stock.

(b)       The Reporting Person has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, those shares of Common Stock reported in item 5(a) hereof.

(c)       The Reporting Person’s only transaction in shares of Common Stock during the past 60 days was the consummation of the share exchange pursuant to the Stock Exchange Agreement described in Item 3 hereof.

(d)       Not applicable.

(e)       Not applicable.

Item 6.       Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than the Stock Exchange Agreement described in Item 3 hereof, the Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company.

Item 7.       Material to be Filed as Exhibits.

The following documents are being filed as exhibits to this Schedule 13D and are each incorporated herein by reference:

Exhibit 2.1	Stock Exchange Agreement, dated as of August 1, 2001, between the Company and the shareholders of Pilot Therapeutics, Inc. named therein

Page 4 of 7 Pages

(previously filed as Exhibit 2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 24, 2001 and incorporated herein by reference).

Page 5 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 24, 2001	WAKE FOREST UNIVERSITY By: /s/ Doug Edgeton Doug Edgeton Chief Operating Officer and Vice President for Health Affairs and Finance Administration

Page 6 of 7 Pages

EXHIBIT INDEX
Exhibit No.	Exhibit Description
Exhibit 2.1

Stock Exchange Agreement, dated as of August 1, 2001, between the Company and the shareholders of Pilot Therapeutics, Inc. named therein (previously filed as Exhibit 2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 24, 2001 and incorporated herein by reference).

Page 7 of 7 Pages